Mail Stop 3561

October 4, 2007

Mr. Theodore S. Green
Chairman and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 E. 87th Street
New York, New York 10128

> **Re: TM Entertainment and Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 11, 2007**
> **File No. 333-143856**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated August 22, 2007 and we reissue our prior comment. In your response you state that, "The insider warrants and common stock underlying those warrants will be registered for resale in the future." If the securities are to be registered for resale in the future,

please remove the resale of these securities from this registration statement. We note that Item 507 of Regulation S-K specifically states that, "If any of the securities to be <u>registered</u> are to be offered for the account of security holders …." (emphasis added). If the company intends to register the resale of the common stock and warrants at this time, then please provide the disclosure required by Item 507 of Regulation S-K. We may have further comment.

Risk Factors, page 14

2.   We note your response to comment three of our previous letter and your additional risk factor on page 20. Please revise this risk factor to discuss in greater detail the potential conflict of interest for your existing stockholders, officers, director or special advisor if the company seeks to acquire a target business that is an affiliate of such persons. Please discuss why the terms of the business combination may not be as advantageous to the stockholders.

3.   We note the last risk factor on page 22 in regards to your existing stockholders controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, or officers and directors, intend to purchase units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If the existing stockholders, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholders, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary. We may have further comment.

Proposed Business, page 36

Effecting a Business Combination, page 37

Conversion Rights, page 41

4.   Please revise the statement on page 42 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

5.   Also, please revise page 42 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

6.   Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

7.   Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

Financial Statements

Notes to Financial Statements

Note 6 – Commitments, F-10

8.   Considering the private placement warrants will be sold to your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jack Levy, Esq.
        Fax (212) 735-8708